

Regd ... 323 ... Date... 21-05-2013

গণপ্রজাতন্ত্রী বাংলাদেশ সরকার

৳১০০ ৳১০০

একশত টাকা

ক ২২৬৭৮৮৬

Joint Venture Agreement

THE DEED OF JOINT VENTURE COMPANY IN BANGLADESH ,JAPAN & KOREA

THIS DEED OF JOINT VENTURE AGREEMENT IS MADE ON 21st May 2013

BENJIR AHMED S/O.Late-Kazimuddin AhmedMother's Name : Majeda AhmedAddres: Vill:Bonnya, P.O :Toperbari-1350,Dhamri,Dhaka , Nationality :Bangladeshi

And

KAZI SHOWKOT HOSSAIN, S/O.Late-Kazi Golam Yeahya (Angur Miah),Mother's Name : Kazi Hamida Begum, Addres: 98,Green Road,Dhaka-1215, Nationality :Bangladeshi

And

K. M. ZILLUR RAHMAN, S/O.Khandakar Mohammed Rezaul Islam,Mother's Name : Shahida Islam ,Addres: Vill:Kashimpur,Char Digolia,P.O:Irta-1820,P.S: Shingair,Dist: Manikgonj, Nationality :Bangladeshi

And

MD. ASHRAFUL HAQUE, S/O.Md. Anwar Ul Haque,Mother's Name : Rawson Ara Begum Addres: Vill:Nazirpur-01,P.O:Kalatia-1313,Karanigonj,Dhaka, Nationality :Bangladeshi

--------------**Partner of this Local part and First Part.**

HAJIME ABE, S/O.Late-Yoshio Abe,Mother's Name : Late- Sachiko Abe,Addres: 7F,1-1-36,Nishiawaji,Higashiyodogawa-Ku,osaka,Japan, Nationality : Japan

-------------- **Partner of this Foreign part and 2nd Part.**

And

HYUNGYONG SEO, S/O.Late-Gong yeol seo,Mother's Name : Late-Jeong dong wull Addres:Kukje O/T 2001-1,1147-14,Choryang-3dong,Dong-Gu,Busan,Korea,., Nationality : Korea

And

GYUNGMEE JI,S/O.Late-Chang hi ji,Mother's Name :Yang soon wol, Addres:Kukje O/T 2001-1,1147-14,Choryang-3dong,Dong-Gu,Busan,Korea, Nationality : Korea

And

MAHABUBUL HAQUE, S/O.Md. Anwar Ul Haque,Mother's Name : Rawson Ara Begum Addres:Kukje O/T 2001-1,1147-14,Choryang-3dong,Dong-Gu,Busan,Korea, Nationality : Korea

-------------- **Partner of this Foreign part and 3rd Part.**



ADVOCATE MD. KADERUZZAMAN NOTARY PUBLIC WHOLE OF BANGLADESH GOVT. OF BANGLADESH

AUTHENTICATED
21-05-2013
MD. KADERUZZAMAN
Advocate
Supreme Court of Bangladesh
Notary Public
For Whole of Bangladesh
House No-7, Main Road
Kallyanpur, Mirpur, Dhaka.





গণপ্রজাতন্ত্রী বাংলাদেশ সরকার

৳৫০ ৳৫০

পঞ্চাশ টাকা

কক ৮৫৩৫৬৮৪

WHEREAS the 1st **Local** Part &.,2nd .,3rd , Foreign Part have decided to start a business jointly deal with one another concerning a business .

Now this deed of Agreement witnesses as follows:

That the business of the Joint venture company Bangladesh – Japan,& Korea, carried out by forming a private limited company under the name and style **BJK GLOBAL LTD.**

ii) **Business Address**: That the joint venture business shall be Known as **BJK GLOBAL LTD.** having its office address at **Gulfeshan Plaza, Suite No-(M9Floor), 8 Shahid Sangbadik Selina Parvin ,Road-Boro Mogbazer,Dhaka-1217,** Bangladesh, and may be shifted to any other place or places as the Partners thinks fit.

Capital Contribution. All the partners shall contribute capital as per ratio of their shares and also contribute which they deem necessary for carrying on the business.

Nature of Business:

1. To carry on the business as importer and exporter a power panel, energy light panel & led light panel , Solar Panel and Accessories Manufacturing and Assembling Plant in Bangladesh this will produce Solar Panels and Accessories. To carry on the business of manufacturing solar panels, Inverters, Solar Thermal system, Solar charger, Light, Heater, Pump , batteries, mechanical equipments, electronics equipment and anything that needed to run the Solar energy system in home, industry and any type of private & commercial use. To invent new technology, protect the Intellectual Property (IP) through national and international patents and later license the technology to other parties. To develop Testing, Bonding, Packaging, Sorting facilities for the volume production of the Solar Panels.

2. To carry on the business as manufacturer, importer and exporter of different kinds of Electric & Electronic goods and raw materials. selling & buying of all types of electrical & electronic goods such as micro electronic house hold equipments such as Refrigerator, Air cooler Micro-oven, Washing machine, TV, VCR, DVD, , VDO & Audio Caste, Video Game, telephone set, Radio, intercom Telephone, amplifier, Cosset recoraer, Two-in-one, all kinds of plastic carbonate, antenna coil, speaker AC DC Adapter, Voltage Stabilizer, Sound equipments, radio bulb, electrical ware, IPS, UPS, TV antenna, emergency light, battery, battery carver, electronics regulator, round tube



circuit, mike set, cosset recorder, cosset player, calculator, multi meter, Electric Iron, Still Camera, Video Camera, Electronic office equipments such as copier, Fax machine, Calculator, Binding Machine,

3. To set up industry for manufacturer of knitting, textiles weaving, dyeing, printing & packaging, processing, pressing, cutting, packing, baling, storing and otherwise generally manufacturing and dealing synthetic polyester, denim & rayon yarn, fabrics, fleece inter lock sweater washing plant. To set up industry or industries or carry on the business of manufacturing producing, preparing, processing, dyeing, printing, finishing, calendaring, mercerizing, bleaching, sizing, scouring, cropping washing, drying, measuring of all kinds of thread, yarn, cloth, linen hosiery, textile, fabrics fibers and synthetic materials and all kinds of goods and articles there from for the purpose thereof to establish, acquire, obtain, import, install and maintain any existing or new factories, mills plants, machinery or any equipment, parts and accessories thereof.

4. To carry on the business of heating & Laminating machines, electro-mechanical equipments such as Lift / Elevators, Escalators, Sliding door, medical, surgical, pathological equipments, Moving Walk way, Fire detection & Protection equipments, CCTV, Photography Studio equipment, Audio Recording Studio (ARS), Sound System equipment, Theatre & Movie lighting system, Video recording studio (VRS), Dubbing studio, Radio & Television communication equipments, Optical fiber cable, Cable, Radio & Microwave device, Industrial electronics equipments, PA System equipments, CATV, PABX system, Electric power generator, Air conditioning equipments such as Chiller, Air Handling Unit (AHU), Fan Coil Unit (FCU), Water Treatment Plant, Cooling Tower, Pump, Bulb and its duct & piping works .

5. To carry on the business of Ceiling, Table Fan, Jali Fan, Regulator Switch, Piano Switch, Cut out, 2 Pin Socket, Socket, Indicator, Adaptor, Ceiling Rose, Electric Meter, IPS, UPS, Volt guard, Voltage stabilizer, Main Switch, Multi Plug, Import, Export, Supply, Marketing, Commission Agent and distribution. To set up Industry for producing various types of Electric goods such as Ceiling, Table Fan, Jali Fan, Regulator Switch, Piano Switch, Cut out, 2 Pin Socket, Socket, Indicator, Adaptor, Ceiling Rose, Electric Meter, IPS, UPS, Volt guard, Voltage stabilizer, Main Switch, Multi Plug and related with it.



6. To carry on the business of Housing, Real Estate, Duplex town, Land Developers, Builders, Erects Engineers structural and Architecture designers and consulting, contractors, civil, Interior & exterior design, soil investigation, piling work, supervision, Mechanical, Electrical, Electronics Chemical and Metallurgical Engineers and consultants undertaking to execute, contracts, to design, plan, build, fabricate, maintain, develop, improve work dockyards, Sea ports, Air ports, gas works reservoirs electric company, heat and light supply works, telephone works, stores and other like works and to contribute or otherwise assist or take part in the construction, maintenance development, working and management thereof.

7. To carry on the business of Internet & Telecommunication Services including Web development, Web mastering, Web hosting, e-commerce, e-government, e-travel, e-education, Animation, Cyber Cafe, Broadband, DSL, Radio Link, Bandwidth provide, Data services, e-Business, Online Service, LAN, WAN, Voice Communication, Video Conferencing, Video on demand according to Govt. rules. To carry on the business of leather processing and finishing, all kinds of shoes, leather products, leather garments and all sorts of leather accessories business related with leather all kinds of leather product .

Profits & Losses. The net profits of the Shareholders shall belong to the partners in shares. All expenses incurred in the course of the Shareholders and any losses arising there from shall be bone out of the earnings of the Shareholders , or in the case of a deficiency, The initial capital shall be invested, ratio by the all partners as follows :

The shares in the capital of the company shall be issued and allotted as between the Bangladesh and foreign participants in the following proportions:

i)   Foreign Participant(Japan)   : Total 20% (Twenty Percent)
ii) Foreign Participant(Korea)   : Total 60% (Sixty Percent)
iii) Bangladeshi Participants   : Total 20% (Twenty Percent)
                  Total : 100%

Accounting. Proper accounts shall be kept of all transactions of the Shareholders and at the end of each year or so soon thereafter as possible a statement shall be made out showing the income and expenses of the Shareholders for the past year, and what belongs and is due to each of the partners as his share of the profits.



That the annual account shall be made on the 21st May every year taking into account of profit and loss of the business.

Prohibited Acts. No partner shall, without the consent in writing of the other, do any of the following things, namely:

(a) Be engaged directly or indirectly, or be connected with any trade or business other than the Business;

(b) Assign all or any part of his or her interest in the Shareholders , or introduce or attempt to introduce any other person into the Shareholders , without the authority of the other partner;

(c) Borrow money, endorse any notes or become security for any other person in the name of the Shareholders ;

(d) Contract on behalf of the Shareholders otherwise than in the Shareholders 's name;

(e) Employ any money or effects belonging to the Shareholders , or engage its credit, except on account of the Shareholders and for the bonafied purposes of carrying on the Business, or do or suffer anything whereby any such money or effects, or the interest of such partner therein, may be taken in execution or in any wise assigned, charged or encumbered for or in respect of his private debts; or

(f) Make, draw, accept, sign, or endorse any bill of exchange, draft, promissory note, or contract any debt on account or in the name of the Shareholders , or in any manner pledge the credit of the Shareholders , except in the usual and regular course of business.

Termination of Share Holders: Upon the termination of the Shareholders the assets of the Shareholders shall be realized and applied first in payment of the debts and liabilities of the Shareholders and any surplus shall be divided equally between the partners.

General : If at any time during the term of this Agreement the partners shall deem it necessary or expedient to make any alteration in any article, clause, matter or thing herein contained they may do so by a writing signed by them and endorsed on these articles, and all such alterations shall be adhered to and have the same force and effect as if they had been originally embodied in and formed part of this Agreement. This Agreement shall ensure to the benefit of and be binding upon the respective heirs,



executors, administrators and assigns of each of the parties hereto. The headings of the paragraphs hereof are inserted for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

....
HAJIME ABE
Partner of this Foreign Part **Second Part**

....
BENJIR AHMED

....
HYUNGYONG SEO

....
KAZI SHOWKOT HOSSAIN

....
GYUNGMEE JI

....
K. M. ZILLUR RAHMAN

....
MAHABUBUL HAQUE
Partner of this Foreign Part **Third Part**

....
MD. ASHRAFUL HAQUE
Partner of this Local part and First Part.

AUTHENTICATED
21-05-2013
MD. KADERUZZAMAN
Advocate
Supreme Court of Bangladesh
Notary Public
For Whole of Bangladesh
House No-7, Main Road
Kallyanpur, Mirpur, Dhaka.